MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended September 30, 2014

Dated: November 29, 2014

CLIFTON STAR RESOURCES INC.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED SEPTEMBER 30, 2014

The following management’s discussion and analysis (“MD&A”), prepared as of November 29, 2014, is intended to help the reader understand Clifton Star Resources Inc. (referred to herein as the “Company” or “Clifton”), its operations and financial performance. This MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), for the years ended June 30, 2014, and 2013, and the unaudited condensed interim consolidated financial statements and notes thereto, prepared in accordance with IFRS as issued by IASB for the three months ended September 30, 2014. All amounts are stated in Canadian dollars unless otherwise indicated.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Forward looking statements

Clifton cautions readers regarding forward looking statements found in this document and in any other statement made by or on behalf of the Company. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Clifton’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from these expressed in any forward looking statements made by or on the Company’s behalf. All factors should be considered carefully, and readers should not place undue reliance on Clifton’s forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made. Examples of such forward-looking statements within this document include statements relating to: our objectives, our estimates regarding capital requirements, our financial position, the regulatory framework, market competition, government policy and regulations, our expectations with respect to expenses, and statements with respect to any or all of the Company’s properties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Clifton has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained in this Management Discussion and Analysis are made as of the date of this Management Discussion and Analysis based on the opinions and estimates of management.

Forward-Looking statements reflect Clifton’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Assumptions underlying our expectations regarding forward-looking statements, or information contained in this Management Discussion and Analysis, include, among others: our ability to negotiate commercially acceptable financial terms for any potential future financing(s), our ability to comply with applicable governmental regulations and standards, our success in implementing our strategies and achieving our business objectives, our ability to raise sufficient funds from equity financings in future to support our operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

These forward looking statements are made as of the date of this Management Discussion and Analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward looking statements, except as may be required by applicable law. We cannot assure you that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Market and industry context

During the last year, the decrease in the gold price has created considerable strain in the precious metals mining and exploration sectors. Several gold mining producers ceased operations, and many projects have been postponed or cancelled because of low gold prices. Mining companies have seen their market capitalizations dramatically reduced. Significant financings for exploration and development are rare.

During this difficult period of time for the industry, Clifton has succeeded in completing a Preliminary Economic Assessment (“PEA”) and the Prefeasibility Study (“PFS”) of the Duparquet Project, and has consistently expanded the resources and the quality of the Project. However, management has adjusted its activities and budgets to take into account the new conditions of the market.

Q1 - 2015 highlights

During the first quarter, the main activities and events include the following:

1.

Continued discussions and negotiations, over the last year, with the optionors of the Beattie, Donchester and Dumico properties (the “Duparquet Project”) in order to align the option agreements with prevailing market valuation conditions. Numerous valuation approaches were presented by Clifton to the optionors without reaching agreement. None of these approaches reached a negotiating stage where the Company offers were seriously considered.

2.

Management and a mining finance consultant organized meetings and conference calls throughout the year with potential financial and mining partners regarding the financing of the Duparquet Project Option Agreements. The Company engaged a consultant to review the whole process, and he produced an exhaustive report on the potential for a successful financing. Advanced talks were held with different strategic partners, and possible business combinations were evaluated. Throughout this process over the past year, management had direct engagements with over 60 different parties, looking for partnerships and/or strategic investors for developing the Duparquet Project.

3.

The Company has deployed all possible effort to secure financing without success, and the optionors have rejected, as of Friday, November 28, 2014, the latest revised proposed offer that could have enabled the Company to continue the development of the project. Accordingly, the Board of Directors and the management came to the conclusion that it had no other choice but to write-down the assets to it recoverable amounts.

4.

Continuous discussions and negotiations over the last six months, with Yamana Gold and Agnico-Eagle, successors of Osisko, regarding the pending lawsuit.

5.

The Company continued to optimize the Duparquet process design.

6.

Acquisition of an additional wholly owned 45 new claims, covering a total of 2,302 hectares in Abitibi, with gold and copper potential.

7.

Collection of the Mining Duties claim of $262,008 for the year ended June 30, 2012.

8.

Management initiated a thorough review of all tax filings, and identified possible credit claims that were filed for the fiscal years 2008 and 2009 tax filings. Amended tax filings were made, discussions and meetings with tax authorities were held, and a positive conclusion is expected.

Subsequent events

1.

The Company has a $10 million option payment due on December 1, 2014. If the Company does not make the payment or does not reach a new Agreement, the Company will lose its option to acquire the 90% interest it does not own. See pages 10 and 11 for more detail.

2.

On October 29, 2014, the Company filed proceedings asking the court to grant a safeguard order intended to delay the payments by twelve months regarding the Beattie, Donchester and Dumico properties (the “Duparquet project”). The Company’s safeguard motion was subsequently denied by the court as announced in a press release dated November 24, 2014.

Overview

Clifton is a mineral exploration company engaged in the acquisition, exploration and development of mineral resource properties in Canada, a politically stable and secure area of the world. The Company’s current focus is on gold exploration in Quebec, but it also has precious and base metal projects in Quebec and Manitoba.

Clifton was advancing a large gold project (the “Duparquet Project”) that is located in the province of Quebec, in the Abitibi region, approximately 35 kilometers to the northwest of Rouyn-Noranda. The area has an extensive and experienced mining labour pool, and provides easily accessible infrastructure.

The Duparquet Project covers 7.7 kilometers of strike length along the prolific gold bearing Porcupine-Destor Fault and associated splays. Much of the Duparquet Project has been relatively unexplored in the past, and what has been drill tested has only been done to shallow depths of generally less than 400 meters below surface. On the Ontario side of the Quebec-Ontario border, over 100 million ounces of gold have been mined along this major structural feature, while only a fraction of this amount has been mined on the Quebec side where Duparquet is located.

Clifton had negotiated the right to acquire an additional 90% of the Duparquet Project in addition to the 10% it already owns (subject to a net smelter return royalty of 2% on a major portion of the property for the duration of the option period only) by making cash payments to the underlying owners, of which $12.8 million has been paid and 250,000 shares of the Company have been issued. Additional payments of $50.2 million, between December 2014 and December 2017, must be made in order for Clifton to obtain a 100% interest (with no royalty). A $10 million payment is due on December 1st, 2014, and it is expected that Clifton will not be making this payment; and, as a result, will not maintain its right to earn an additional 90%.

The drilling and other exploration activities started in 1987. The level of exploration activities was intensified from 2008 to December 31, 2013, with a view to increase the size of the resource, as well as to upgrade portions of the resource from Inferred to Indicated and Measured.

The exploration activities performed over the previous years can be summarized as follow:

(1) The difference in the pre-tax NPV and the pre-tax IRR between the Preliminary Economic Assessment and the Prefeasibility Study is mainly explained by the reduction of the gold price, the new Quebec regulations, and some increases in the operating expenses.

Mineral resource estimate

In November of 2011, Clifton hired InnovExplo, a geological consulting firm, to prepare a comprehensive, all inclusive NI 43-101 Report, which covers the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit). The Company has published the main conclusions of the report, which was filed on SEDAR at the end of June 2012.

First NI 43-101 Resource estimate for the Duparquet Project
(May 22, 2012)

The first NI 43-101 estimate, dated May 22, 2012, was prepared by InnovExplo Inc., mining consultants from Val-d’Or, Quebec. Previously released NI 43-101 resource estimates on the Duparquet Project had only resources in the Inferred category. In the May 2012 estimate, more than half of all the resources were in the Indicated category on the basis of contained ounces.

Resources type	Parameters	Area			TOTAL
		Tailings	IN-Pit	Underground
	Cut-off (g/t)	>0.60	>0.60	>2.00
Measured	Tonnes (t)	19,000			19,000
	Grade (g/t)	2.10			2.10
	Au (Oz)	1,284			1,284
Indicated	Tonnes (t)	4,104,500	21,916,900	3,569,700	29,591,100
	Grade (g/t)	0.93	1.81	2.74	1.80
	Au (Oz)	123,194	1,275,499	314,635	1,713,328
Inferred	Tonnes (t)		23,149,400	5,994,400	29,143,400
	Grade (g/t)		1.53	2.76	1.78
	Au (Oz)		1,136,620	531,289	1,667,909

Second NI 43-101 Resource estimate for the Duparquet Project (Utilized for the PEA study)

(January 15, 2013)

During the summer and fall of 2012, following additional drilling by Clifton, a new resource estimate was prepared by InnovExplo, and was used in the PEA Report (see News Release of January 15, 2013). The database includes the drilling and assay results up to the cut-off date of September 30, 2012. InnovExplo has estimated the total resources for the Duparquet Project as follows.

Resources type	Parameters	Area			TOTAL
		Tailings	In-Pit	Underground
	Cut-off (g/t)	> 0.45	> 0.45	> 2.00
	Tonnes (t)	19 600	159 300		178 900
Measured	Grade (g/t)	2.06	1.44		1.51
	Au (Oz)	1 295	7 390		8 686
	Tonnes (t)	4 105 000	37 860 900	3 946 800	45 912 700
Indicated	Grade (g/t)	0.93	1.59	2.66	1.62
	Au (Oz)	123 200	1 935 637	337 403	2 396 239
Measured + Indicated	Tonnes (t)	4 124 600	38 020 200	3 946 800	46 091 600
	Grade (g/t)*	0.94	1.59	2.66	1.62
	Au (Oz)	124 495	1 943 027	337 403	2 404 924
	Tonnes (t)		26 739 600	5 406 700	32 146 300
Inferred	Grade (g/t)		1.15	2.79	1.43
	Au (Oz)		991 494	485 670	1 477 164

* weighted average

Third NI 43-101 Resource estimate for the Duparquet Project (Utilized for the Prefeasibility study)  (June 28, 2013)

During the summer of 2013, a new resource estimate was prepared by InnovExplo, including additional drilling results, and is included in the Prefeasibility Report (see News Release of June 28, 2013). The database includes the drilling and assay results up to the cut-off date of May 6, 2013. InnovExplo has estimated the total resources for the Duparquet Project as follows:

Resources type	Parameters	Area			TOTAL
		Tailings	In-Pit	Underground
	Cut off (g/t)	>0.45	>0.45	>2.00
Measured	Tonnes (t)	19,600	165,100		184,700
	Grade (g/t)	2.06	1.45		1.52
	Au (Oz)	1,295	7,711		9,006
Indicated	Tonnes (t)	4,105,000	53,070,600	3,520,700	60,696,300
	Grade (g/t)	0.93	1.56	2.78	1.59
	Au (Oz)	123,200	2,666,690	314,275	3,104,165
Measured	Tonnes (t)	4,124,600	53,235,700	3,520,700	60,881,000
+	Grade (g/t)*	0.94	1.56	2.78	1.59
Indicated	Au (Oz)	124,495	2,674,401	314,275	3,113,171
Inferred	Tonnes (t)		24,092,300	5,592,400	29,684,700
	Grade (g/t)		1.18	2.96	1.51
	Au (Oz)		910,631	532,059	1,442,689

* weighted average

NI 43-101 Resource estimate for the Duquesne Property
(July 2011)

Genivar completed an NI 43-101 Technical Report on the Duquesne Property in the summer of 2011, and has estimated the total resources for the Duquesne Project as follows:

NI 43-101 Resources	Report	Resource Category Measured	Resource Category Indicated	Resource Category Inferred	Cut-Off
Duquesne Property Contained Gold Ounces	Genivar July 2011		1.86 Mt at 3.33 g/t 199,161 Oz.	1.56 Mt at 5.58 g/t 280,643 Oz.	1.0 g/t

Metallurgical tests on the Duparquet Project

In the previous mining operations, between the years 1930 and 1954, 83% gold recoveries had been attained.

At the end of 2011, representative samples were sent for metallurgical tests at SGS Lakefield. The tests produced a concentrate, a portion of which was subjected to testing using a conventional Flotation-Pressure Oxidation (“POX”) process at SGS, with additional concentrate being re-directed to research facilities in Australia and South Africa for tests with the Albion Process and the BIOX Process, respectively.

On March 2, 2012, Clifton announced that the overall average gold recovery from six metallurgical samples from the Duparquet Project gold zones provided to SGS Lakefield Research was 93%, using a conventional flotation POX-Cyanidation flowsheet. The old Beattie tailings were also tested, with a gold recovery of 83.5%. In addition, the Biox and Albion processes tests produced gold recoveries of 94% and 93%, respectively.

In the PEA study, the conventional Flotation-POX-Cyanidation flowsheet process was chosen as the best metallurgical process, considering that it is also an established commercial metallurgical process.

In March 2013, the Company sent to SGS Minerals a 12 tonne sample of the Duparquet Project mineralized zones, derived from large diameter drill core, for metallurgical and environmental pilot tests. The planned test work included a continuous pilot plant test for POX and also for high grade gold concentrates production. Results received in September 2013 confirmed previous recoveries, and were incorporated into the Prefeasibility Study.

Preliminary Economic Assessment (“PEA”) (January 15, 2013) on the Duparquet Project

Based on the results of the second NI 43-101 Mineral Resource estimate (January 15, 2013) on the Duparquet Project and the Metallurgical test results, at the beginning of July 2012, the Company awarded contracts to InnovExplo, Stavibel, Bateman Engineering Pty Ltd (“BEPL”) and P.J. Lafleur GeoConseil to prepare a Preliminary Economic Assessment (“PEA”) of the Duparquet Project.

The PEA study was prepared for an open pit mining project relating solely to the mineral resources located on the Duparquet Project. The pre-production capital costs and sustaining costs for the Duparquet Project are estimated, at $370 million and $144 million, respectively, excluding $22.6 million for closure costs, and excluding the required option payments to the property vendors. The average operating cash cost is estimated at US$726 per ounce of gold.

As of January 15, 2013, the financial analysis, using a gold price of US$1,472/oz, indicated a pre-tax net present value (“NPV”) (using a 5% discount rate) of $382 million, a pre-tax internal rate of return (“IRR”) of 19.5%, and a payback period of 4.2 years.

The complete PEA report was posted on Clifton Star’s website at www.cfo-star.com and on SEDAR on March 1, 2013.

Following the release of the PEA study, representative samples from the Duparquet Project were treated using a cleaner flotation circuit developed by SGS Minerals to produce high grade gold concentrates. The average overall gold recovery was 89.6% with this process. Despite the lower percentage of gold recovery, the production of a high grade concentrate raised the possibility of reducing the capital costs and operating costs of the project related to the elimination of the POX process. This new alternative was evaluated in more detail and integrated within the Prefeasibility Study.

Prefeasibility Study on the Duparquet Project

Based on the results of the third NI 43-101 Mineral Resource estimate (June 28, 2013) on the Duparquet Project and the Metallurgical test results, the Company awarded contracts to InnovExplo Inc., Roche Ltd, Tenova Mining and Minerals, and Dreisinger Consulting to prepare a Prefeasibility Study (“PFS”) of the Duparquet Project.

The PFS study was based on an open pit mining project relating solely to the mineral resources located on the Duparquet Project. The results were published by press release, on April 9, 2014, and can be found on the Clifton Star Website at www.cfo-star.com. The pre-production capital costs and sustaining costs for the Duparquet Project are estimated, at $394 million and $118 million, respectively, excluding $24.5 million for closure costs, and excluding the required option payments to the vendors. The average operating cash cost is estimated at US$775 per ounce of gold.

The reserves and resources of the project were also estimated:

Mineral Reserve Estimate (Exclusive of Mineral Resources)

Reserves type	Parameters	Area		TOTAL
		Tailings	In-Pit (PFS)
	Cut-off (g/t)	> 0.45	> 0.51
Proven	Tonnes (t)	19 600	175 100	194 700
	Grade (g/t)	2.06	1.31	1.38
	Au (Oz)	1 295	7 372	8 667
Probable	Tonnes (t)	4 105 000	35 063 400	39 168 400
	Grade (g/t)	0.93	1.56	1.50
	Au (Oz)	123 200	1 763 664	1 886 864
Proven + Probable	Tonnes (t)	4 124 600	35 238 400	39 363 000
	Grade (g/t)	0.94	1.56	1.50
	Au (Oz)	124 495	1 771 035	1 895 530

Mineral Resource Estimate (Exclusive of Mineral Reserves)

Resources type	Parameters	Area			TOTAL
		In-Pit (PFS)	In-Pit (Resource)	Underground
	Cut-off (g/t)	> 0.45	> 0.45	> 2.00
Measured	Tonnes (t)	-	-	-	-
	Grade (g/t)	-	-	-	-
	Au (Oz)	-	- -		-
Indicated	Tonnes (t)	1 542 200	18 644 100	3 550 200	23 736 500
	Grade (g/t)	0.48	1.32	2.78	1.48
	Au (Oz)	23 800	789 896	314 275	1 127 972
Measured + Indicated	Tonnes (t)	1 542 200	18 644 100	3 550 200	23 736 500
	Grade (g/t)	0.48	1.32	2.75	1.48
	Au (Oz)	23 800	789 896	314 275	1 127 972
Inferred	Tonnes (t)	5 702 600	18 201 700	5 705 400	29 609 700
	Grade (g/t)	0.81	1.28	2.96	1.50
	Au (Oz)	149 227	750 616	532 059	1 431 902

The financial analysis, using a gold price of US$1,300/oz and a foreign exchange rate (C$/US$) of 1.10:1.00, indicates a pre-tax net present value (“NPV”) (using a 5% discount rate) of $222 million, with a pre-tax internal rate of return (“IRR”) of 15.1% and a payback period of 4.3 years. Sensitivity analysis indicates a pre-tax NPV (5% discount rate) of $377 million, with an IRR of 21.1%, and a payback period of 3.4 years at a gold price of US$1,430 per ounce.

The complete PFS report was posted on Clifton Star’s website at www.cfo-star.com and on SEDAR on May 23, 2014.

Exploration and evaluation assets

	Duparquet Project (1)	Others	Total	Duparquet Project	Others	Total
	Three Months	Three Months	Three Months
	Ended September 30, 2014			Costs to date as of September 30, 2014
Acquisition costs	$ -	$ 2,606	$ 2,606	$ 12,797,400	$ 3,108,295	$ 15,905,695
Deferred exploration costs
Assays	-	-	-	1,937,339	178,634	2,115,973
Drilling	-	-	-	15,031,160	4,753,030	19,784,190
Field expenditures	67,216	24,478	91,694	4,477,206	1,136,470	5,613,676
Geological consulting	8,837	-	8,837	3,196,404	655,102	3,851,506
Metallurgical studies	13,500	-	13,500	905,446	-	905,446
Environmental studies	-	-	-	414,651	-	414,651
Preliminary Economic Assessment	-	-	-	288,211	-	288,211
Pre-feasibility studies	24,681	-	24,681	1,954,417	-	1,954,417
Total deferred exploration costs	114,234	24,478	138,712	28,204,834	6,723,236	34,928,070
Recoveries	749,216	(922)	748,294	(4,877,683)	(717,435)	(5,595,118)
Total net deferred exploration costs	863,450	23,556	887,006	23,327,151	6,005,801	29,332,952
Write-down of exploration and evaluation assets	(34,599,551)	(478,844)	(35,078,395)	(34,599,551)	(8,109,301)	(42,708,852)
Total exploration and evaluation assets	$ (33 736 101)	$ (452,682)	$ (34,188,783)	$ 1,525,000	$ 1,004,795	$ 2,529,795

(1) Duparquet Project includes : Beattie, Donchester, Dumico & Central Duparquet Properties.

Exploration properties and commitments

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, April 8, 2009 and October 26, 2009) with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”), respectively, with similar terms.

Beattie owns a mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights, and 2588111, owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

On September 14, 2012, the Company signed amended agreements with the above named optionors. As of September 30, 2014, the Company had paid $4,800,000 to Beattie, $2,400,000 to 2699681 and $4,800,000 to 2588111 under the option agreements, and now owns 10% of the shares of the optionors. In connection with the September 2012 agreement, the Company has also issued, on October 4, 2013, a further 100,000 shares of the Company to Beattie, 50,000 shares to 2699681 and 100,000 shares to 2588111. The other remaining terms of these amended agreements are as follows:

i.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2014; and

ii.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2015; and

iii.

cash payments of $6,000,000 to Beattie, $3,000,000 to 2699681, and $6,000,000 to 2588111 due on December 1, 2016; and

iv.

cash payments of $6,075,000 to Beattie, $3,037,500 to 2699681, and $6,075,000 to 2588111 before or on December 1, 2017.

These payments would have allowed the Company to earn the remaining 90% of the issued and outstanding shares of the optionors. There shall be no increase in the share ownership of the optionors by the Company unless all payment conditions specified above are satisfied. If the Company fails to make any of the above payments or to make new amendments to the Option Agreements, the original agreements and their current amendments will be automatically terminated.

As at November 29, 2014, the Company has not succeeded in making new amendments to the Option Agreements and does not have sufficient funds to make the cash payment of $10M due on December 1, 2014. Therefore, at September 30, 2014, the Company has recorded a writedown of $33.3M on the properties, leaving a net realization value of $1.0M for the Company’s 10% interest in the issued and outstanding shares of the optionors. Under IFRS, the write-down  could be reversed, if justified.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, all the above conditions vest two years in advance.

The optionors have retained a 2% Net Smelter Royalty (“NSR”) for the duration of the option period, but this NSR would have been eliminated if Clifton were to have acquired 100% of these properties.

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet Project (the “Project”). Under the terms of the mineral property option and joint venture agreement, Osisko could earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 were incurred) to the joint venture over a four year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

On June 3, 2014, the Company has filed legal proceedings against Osisko to claim damages sustained by the Company. The claim relates to a contract signed between the parties that includes a $22.5 Million loan facility that the Company formally requested from Osisko, in November 2012, in order to make an option payment on the Duparquet Project. The credit facility was not made available by Osisko at that time, and discussions between the parties failed to resolve the dispute since then.

Central Duparquet Property

On December 15, 2008, the Company signed an option agreement to acquire a 100% interest in the Central Duparquet property. The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. One of the conditions of the agreement will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash. On May 2nd, 2013, the Company paid $125,000 in cash to extend the five-year period to six years and six months.

On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the 2% NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

As of November 29, 2014, the Company has not succeeded in making new amendments to the Option Agreements on the Beattie, Donchester and Dumico properties and does not have sufficient funds to make the required cash payment of $10M due on December 1, 2014. As the Central Duparquet property is part of the Duparquet project, at September 30, 2014, the Company has recorded a writedown of $1.3M on the property, leaving a value of $525,000 which represents the net realization value of the 100% interest owned by the Company in the Central Duparquet property. Under IFRS, the writedown could be reversed, if justified.

Duquesne Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 in cash, and committed to incur over $4,000,000, before the fourth anniversary, in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne was a private Canadian mineral exploration company which owned fifty-five mineral claims and one mining concession located in Destor Township, Quebec, together known as the Duquesne Gold Project. The optionor retained a 3% NSR, which the Company was required upon certain conditions to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% NSR at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares, known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims, totalling 525 hectares, known as the Lepine and Destor properties. These claims are contiguous to the northwest and east, respectively, of the Duquesne property. The optionor has retained a 2% NSR.

On June 20, 2010, the Company had fulfilled all obligations under the option agreement and acquired a 100% interest in the Duquesne property.

In connection with an agreement entered on July 31, 2012, the Company purchased a 0.5% NSR royalty on the Duquesne Property for $1.0M in cash. The remaining NSR of 2.5% could be purchased in tranches of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2017 under certain conditions.

Geophysical work, consisting of IP surveying was carried out on the Duquesne property in 2012 and 2013. The Company has recently completed a surface rock sampling program for the year 2014.

Following an internal study dated June 2, 2014, on the economic viability of the mining project, which considered the price of gold, the investment requirements and the level of the mineral resources of the Duquesne Property, the Company has decided to record a write-down of $7,630,457 on the exploration and evaluation assets incurred on this project.

Hunter Property

The Company signed a mineral property option agreement on November 30, 2009, with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

A drilling program, consisting of 10 diamond drill holes, was carried out on the Hunter property in 2011. All of the holes were drilled to intersect the mineralization below the prior underground workings, except for hole #7, which was drilled above the underground workings. The intersections ranged from about one to five meters (not true widths), with most of the assays from 1.5% to 2.5% copper. Silver assays typically ranged from about 10 to 30 grams per tonne. Most of the intersections were at depths of 200 to 300 metres.

Geophysical work, consisting of IP surveys, was carried out on the Hunter property in 2012 and 2013. The Company has recently completed a surface rock sampling program for the year 2014.

As of November 29, 2014, the Company has not succeeded to make new amendments to the Option Agreements on the Beattie, Donchester and Dumico properties and does not have sufficient funds to make the required cash payment of $10M due on December 1, 2014. As the Hunter property is part of the Option Agreements, at September 30, 2014, the Company has recorded a write-down of $0.4M on the property, leaving a value of $NIL. Under IFRS, the write-down could be reversed, if justified.

Cat Lake Property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008, and April 8, 2009) with 2588111. The Cat Lake property comprises nine mining leases totaling 238 hectares in the Lac Dubonnet Mining District, which is approximately 193 kilometres northeast of Winnipeg, Manitoba. Under the terms of the option agreement, the Company must keep the property in good standing (currently in good standing) and incur minimum exploration expenditures of $33,000, which were incurred. At year-end, the Company had not yet earned any interest in the Cat Lake Property.

On the Cat Lake property, six holes were drilled into the main copper-nickel zone, which is associated with mineralized gabbros. Significant values of copper-nickel were encountered, with the best intersection being 24.5 metres averaging 0.78% copper and 0.37% nickel (from 55.5 metres to 80.0 metres). This is believed to be the same zone encountered by Mustang Minerals on the west and east side of the Cat Lake claims. No work was carried since the end of 2011.

As of November 29, 2014, the Company has not succeeded in making new amendments to the Option Agreements on the Beattie, Donchester and Dumico properties and does not have sufficient funds to make the require cash payment of $10M due on December 1, 2014. As the Cat Lake property is part of the Option Agreements, at September 30, 2014, the Company has recorded a write-down of $0.06M on the property, leaving a value of $NIL. Under IFRS, the write-down could be reversed, if justified.

Roquemaure Property

The Roquemaure Property is located approximately 12 km to the northwest of the town of Duparquet and is composed of 40 mining claims covering 2,271 hectare. The claims were staked by Clifton Star Resources in June and July of 2014. The property is wholly owned by Clifton Star and is not subject to any underlying royalty or option or joint venture agreement.

Franquet Property

The Franquet Property is composed of 34 contiguous claims, totalling 1,689 hectares, which are wholly owned by the Company. The property is located approximately 130 km to the N-NE of the city of Val d’Or in Franquet and Quevillon townships.

Joutel Property

The Joutel Property is composed of 11 contiguous claims, totalling 613 hectares, which are wholly owned by the Company. The property is located approximately 150 km to the NE of the city of Rouyn-Noranda in Joutel Township.

Qualified Person

Louis C. Martin, Vice President Exploration of Clifton, a member of the Association of Professional Geoscientists of Ontario (APGO) and Quebec (OGQ), and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, is responsible for the preparation of, and has verified, the technical information in this MD&A.

History of exploration activities

Between 1933 and 1956, there were two operating gold mines on the Duparquet Project, as well as a processing facility on the Beattie property. Approximately 1,117,000 oz of gold were produced from the Beattie Mine, and 183,000 oz from the Donchester Mine. On the Duquesne Mine property, 62,387 oz were produced from 1949-52 and 1990-91. These prior underground mines only focused on the high-grade narrower sections, while the current objective is to delineate an open pit (or pits), as well as to reevaluate underground targets – both of which have become more attractive opportunities at the current gold price and with advances in mining and metallurgical technology.

The drill programs on all properties, for the calendar years 1987 to September 30, 2014, consisted of the following:

1987 to 2007:	125	diamond drill holes, consisting of:	18,471	metres
2008	212	diamond drill holes, consisting of:	72,152	metres
2009	183	diamond drill holes, consisting of:	56,774	metres
2010	383	diamond drill holes, consisting of:	122,803	metres
2011	85	diamond drill holes, consisting of:	26,754	metres
2012	98	diamond drill holes, consisting of:	33,480	metres
2013	137	diamond drill holes, consisting of:	20,516	metres
2014	0	diamond drill holes, consisting of:	0	metres
Grand Total	1223	diamond drill holes, consisting of:	350,950	metres

The 2010 drilling consisted of 219 holes at Beattie (69,806 metres at an average length per hole of 319 metres), 79 holes at Donchester (27,074 metres at an average length per hole of 343 metres), 16 holes at Central Duparquet (5,648 metres at an average length per hole of 353 metres), and 69 holes at Duquesne (20,275 metres at an average length per hole of 294 metres).

The 2011 exploration program on the Beattie Property continued the drilling on 100-metre-spaced lines, while extending the depth of the mineralized zones from the initial 400 metres below surface to 500 metres below surface. Much of this was accomplished by extending previous drill holes, as well as collaring several new holes from surface. Several holes were also completed in high-grade pockets of the West Zone and RW-RS zones in order to better define the geometry and continuity of these zones.

An airborne TDEM and Magnetic survey was completed over the Duparquet property in March 2011. The gold-bearing zones hosted by the syenite porphyry units coincide with a magnetic high feature that can be traced for several kilometres across the various properties of the Duparquet Project.

The 2012 and 2013 drilling consisted of a total of 235 diamond drill holes on the Beattie, Donchester and Central Duparquet properties combined.

The mineralization on the Duparquet Project is composed of fairly well defined North and South Zones, as well as several smaller subvertical, and possibly folded, mineralized zones that extend in an east-west direction, and have been traced for over 2.6 kilometres along strike. The individual mineralized zones, which can be up to 80 metres wide, include the North Zone, West Zone, RS/RW Zone and the South Zone. A second mineralized syenite-porphyry occurs parallel and to the southeast of the Beattie-Donchester intrusion on the Central Duparquet and Dumico properties. The style of mineralization is similar in nature to the Beattie-Donchester Syenite, but has seen significantly less exploration work in the recent past.

In November 2011, Clifton retained InnovExplo, a geological consulting firm, to prepare a comprehensive NI 43-101 Report, which covers all of the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit). A complete data bank has been set-up by InnovExplo. A 3D modeling program has incorporated the results of the drilling by the joint venture with Osisko, previous drilling by Clifton and others, results from the 2011, 2012 & 2013 drilling campaigns, as well as information from historical underground maps.

As the drilling was being carried out, Clifton announced the following NI 43-101 resource estimates (contained ounces of gold at the cut-offs shown in prior tables in this MD&A):

	May 24, 2012	January 15, 2013	June 28, 2013
Measured and Indicated Resource estimates Inferred Resource estimates	1.71 Moz 1.67 Moz	2.40 Moz 1.48 Moz	3.10 Moz 1.44 Moz

Going concern

The condensed interim consolidated statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable mineral reserves, the ability of Beattie Gold Mines Ltd (“Beattie”), 2699681 Canada Ltd (“2699681”) and 2588111 Manitoba Ltd (“2588111”) to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties.

At September 30, 2014, the Company had cash and cash equivalents of $1.0 million (September 30, 2013: $3.5 million) and working capital of $1.5 million (September 30, 2013: $4.7 million). The Company does not earn revenue from its operations; it has incurred a loss of $35.1 million before income taxes during the three months ended September 30, 2014, and has a deficit of $60.4 million at September 30, 2014. Management believes that the cash on hand at September 30, 2014 is sufficient to meet corporate and administrative expenses for the coming twelve months. These material uncertainties raise doubt about the Company's ability to continue as a going concern.

International Financial Reporting Standards (“IFRS”)

The condensed interim consolidated financial statements of the company for the three months ended September 30, 2014, were prepared in accordance with the accounting policies adopted by the Company.

The notes to the audited consolidated financial statements for the year ended June 30, 2014, provide more detail on the Company’s accounting policy.

The post-implementation of IFRS will involve continuous monitoring of changes in IFRS in future periods. The Company has processes in place to ensure that the potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Significant accounting policies

A detailed summary of all of the Company’s significant accounting policies is included in Note 3 of the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2014.

Critical accounting estimates

Exploration and evaluation assets

The Company records its interest (via option agreements) in its mining properties at cost. Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company’s mineral rights are allowed to lapse. Capitalized costs will be amortized on a units-of-production basis over the useful life of the ore body following commencement of commercial production or written-off if the property is sold or abandoned.

Acquisition costs (included in exploration and evaluation assets) include initial vendor payments, staking costs at the date of acquisition, subsequent property staking, and lease and royalty payments required to maintain ownership title. Options are exercisable entirely at the discretion of the optionee, and accordingly, the related option payments and royalties are recorded only upon payment or receipt. Option income receipts on subcontracted properties reduce capitalized exploration costs, and amounts in excess of capitalized costs are recorded as income. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed as incurred.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties. Capitalized costs are subject to measurement uncertainty, and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recorded amounts.

Impairment of non-current assets

Non-current assets are evaluated at each reporting date by management for indicators that the carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (“CGU”), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in the statement of loss and comprehensive loss to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and resources, the cost of bringing the project into production, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.

Additionally, the reviews take into account factors such as political, social and legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss. Management’s estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its projects.

Income taxes and mining duties

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

In making its assessments, management gives additional weight to evidence that can be objectively verified.

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions, including expected price volatility, expected life of stock options, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earning and share-based payment reserve.

Results of operations

The following unaudited condensed interim consolidated statements of loss and comprehensive loss was reported by the Company for the three months ended September 30, 2014, and 2013 in Canadian dollars.

	2014	2013
Expenses
Wages and benefits	$149,480	$147,803
Share-based payments	11,321	104,846
Director’s fees	32,500	28,500
Consulting	19,246	73,310
Professional fees	36,179	139,242
Investor relations	36,894	60,086
Travel and telephone	8,893	10,582
Office and miscellaneous	11,646	20,518
Insurance	10,514	10,528
Amortization	1,625	1,991
Loss from operations	(318,298)	(597,406)
Other item
Write-down of exploration and evaluation assets	35,078,395	-
Interest income	3,965	21,986
Loss before tax	(35,392,728)	(575,420)
Deferred income tax recovery	324,504	87,802
Net loss and comprehensive loss	$(35,068,224)	$(487,618)
Weighted average number of common shares outstanding	38,664,390	38,414,390
Basic and diluted loss per common share	$(0.91)	$(0.01)

As the Company is in the exploration phase, and its properties are in the early stages of exploration, none of the Company’s properties are in production. Therefore, mineral exploration and evaluation expenditures are being capitalized as incurred, and administrative expenses are being expensed as incurred. Consequently, the Company’s net loss is not a meaningful indicator of its performance or potential.

The key performance driver for the Company is the acquisition and development of prospective mineral properties. By acquiring and exploring projects of superior technical merit, the Company increases its chances of finding and developing an economic deposit.

The Company is not anticipating profit from operations in the near future. Until such time as the Company is able to realize profits from the production and marketing of commodities from its mineral interests, the Company will report an annual deficit and will rely on its ability to obtain equity or debt financing to fund on-going operations.

Due to the inherent nature of the junior mineral exploration industry, the Company will have a continuous need to secure additional funds through the issuance of equity or debt in order to support its corporate and exploration activities, as well as its share of obligations relating to mineral properties.

For the three months ended September 30, 2014

The net loss for the three months ended September 30, 2014, was $35,068,224 or $(0.91) per share compared to the net loss for the three months ended September 30, 2013, of $487,618 or $(0.01) per share, representing an increase of $34,580,606 on a period-over-period comparison.

Operating expenses for the three months ended September 30, 2014, were $318,298 compared to $597,406 for the same period in 2013, a decrease of $279,108. The period over period decrease was primarily due to a significant decrease in share-based payments from $104,846 in 2013 to $11,321 this year, a decrease of $93,525. This is mainly explained by the significant decrease in 2013 and 2014 of the stock price and the strike price used for the determination of the compensation expense using the graded-vesting accounting method.

In addition to the significant decreases in share-based payments, the Company also realized decreases in the following operating expenditures:

•

Consulting of $19,246 (2013 - $73,310) decreased by $54,064 compared to the same period in 2013 primarily explained by the termination of Mr. Miller’s contract and a mandate given to Deloitte LLP in the same period in 2013, to identify potential mining tax credits recoverable from previous years.

•

Professional fees of $36,179 (2013 - $139,242) decreased by $103,063. The decrease is mainly explained by the absence of legal costs in the first three months ended September 30, 2014 compared to 2013, related to the statement of claim against the Company and two former directors recorded on September 19, 2007. This claim was settled out of Court without any admission of wrong doing. The decrease was offset partially by the legal counsel fees to support the filing of a legal claim against Osisko.

•

Investor relations of $36,894 (2013 - $60,086) decreased by $23,192, mainly explained by the renegotiation of the consultant contracts related to investor relations in the North American and European markets.

•

Travel and telephone of $8,893 (2013 - $10,582) decreased by $1,689. The decrease is mainly explained by the reduction of the travelling expenses incurred compared to the same period in 2013.

•

Office and miscellaneous of $11,646 (2013 - $20,518) decreased by $8,872 compared to the same period in 2013, mainly due to timing of the occurrence of the expenses.

The overall decrease in operating expenses was partially offset by the following increases in operating expenditures:

•

Wages & benefits of $149,480 (2013 - $147,803) increased by $1,677, compared to the same period in 2013.

•

Director’s fees of $32,500 (2013 - $28,500) increased by $4,000, primarily explained by one additional board meeting held during the three months ended September 30, 2014, compared to the same period in 2013.

Other operating costs for the three months ended September 30, 2014, totaled $12,139 (2013 - $12,519), which represent 4% (2013 – 2%) of total operating expenses, and include amortization and insurance.

The Company recorded a write-down of exploration and evaluation assets of $35,065,042 (2013 - $NIL) on the Beattie, Donchester, Dumico Central Duparquet, Hunter and Cat Lake properties as no new agreement has been reached, as of November 29, 2014, with the optionors and the Company does not have sufficient funds to make the cash payment of $10M due on December 1, 2014. In addition, a write-down of exploration and evaluation assets of $13,353 (2013 - $NIL) on the Duquesne property was recorded and relates to the costs incurred during the three months ended September 30, 2014.

The Company recorded interest income of $3,965 for the three months ended September 30, 2014, compared to $21,986 in the same comparative period last year, a decrease of $18,021. The reduction is a direct result of decreased cash balances during the three months ended September 30, 2014, compared to the same period in 2013.

The Company recorded deferred income tax recovery in the amount of $324,504 (2013 – $87,802), an increase of $236,702, mainly due to the write-down of all future tax benefits and charges recorded in the past in relation with the Beattie, Donchester, Dumico Central Duparquet, Hunter and Cat Lake properties.

Summary of quarterly results

The following table summarizes selected financial data reported by the Company for the three month period ended September 30, 2014, and the previous seven quarters, in Canadian dollars. The financial data is presented under International Financial Reporting Standard (IFRS).

	September 30 2014	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013	March 31 2013	December 31 2012
Total assets	$ 4,389,534	$39,883,065	$47,829,927	$48,616,411	$48,647,517	$50,074,697	$49,216,571	$49,986,709
Exploration and
Evaluation Assets:
Opening balance	$ 36,718,578	$44,161,003	$43,862,939	$42,629,212	$42,253,866	$40,289,565	$38,828,490	$35,425,433
Acquisition costs	$ 2,606	$ 2,189	$ -	$ 60,000	$ -	$ 125,000	$ -	$ 2,000,000
Exploration costs	$ 138,712	$ 244,115	$ 357,018	$ 1,275,579	$ 497,885	$ 2,008,621	$ 1,702,522	$ 1,663,610
Recovery costs	$ 748,294	$ (58,272)	$ (58,954)	$ (101,852)	$ (122,539)	$ (169,320)	$ (241,447)	$ (260,553)
Write-down	$(35,078,395)	$(7,630,457)	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ 2,529,795	$36,718,578	$44,161,003	$43,862,939	$42,629,212	$42,253,866	$40,289,565	$38,828,490
Shareholders’ equity	$ 4,130,974	$39,187,877	$44,258,513	$44,528,474	$44,769,227	$45,145,534	$46,835,660	$47,039,152
Revenue	-	-	-	-	-	-	-	-
Net Loss and
Comprehensive	$(35,068,224)	$(5,087,461)	$ (308,815)	$ (361,217)	$ (487,618)	$(1,856,998)	$ (379,737)	$ (873,806)
Loss
Basic and Diluted Loss per Share	$ (0.91)	$ (0.13)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.05)	$ (0.01)	$ (0.02)

The acquisition costs for the three months ended December 31, 2012, June, 30, 2013 and December 31, 2013, relates to the Duparquet Project. The acquisition costs for the three months ended June 30, 2014, and September 30, 2014, relate to the Roquemaure, Franquet and Joutel properties.

The Company’s net loss of $873,806 for the three months ended December 31, 2012, increased compared to the three months ended in September 30, 2012 (by $114,894), primarily due to the share-based payment expense for the three months ended December 31, 2012 of $240,312, compared to $112,837 for the three months ended September 30, 2012.

The shareholders’ equity was $47,039,152 as at December 31, 2012, compared to $45,200,135 at the end of the previous quarter, an increase of $1,839,017. This increase is mainly explained by the closing of a flow-through private placement in the net amount of $2,422,767.

The Company’s net loss of $379,737 for the three months ended March 31, 2013, has decreased compared to the three months ended in December 31, 2012 (by $494,069), primarily explained by the payment of bonuses of $152,500 (2012 - $NIL) to management during the three months ended December 31, 2012. In addition, the deferred income tax recovery has increased by $156,399, and the share-based payments and the professional fees have decreased, respectively, in the amounts of $78,431 and $54,115.

The Company’s net loss of $1,856,998 for the three months ended June 30, 2013, has increased compared to the three months ended in March 31, 2013 (by $1,477,261), primarily explained by the increase of deferred income tax expense from negative $679,000 in the previous quarter to $821,008 this quarter, an increase of $1,500,008. In addition, a settlement of litigation was made in the amount of $350,000 (see section subsequent event for more details).

The Company’s net loss of $487,618 for the three months ended September 30, 2013, has decreased compared to the three months ended in June 30, 2013 (by $1,369,380), primarily explained by a non-recurrent significant deferred income tax expense in June 2013 and the settlement of the statement of claim and the related professional fees recorded in the same period.

The Company’s net loss of $361,217 for the three months ended December 31, 2013, has decreased compared to the three months ended in September 30, 2013 (by $126,401), primarily explained by the reduction of the consulting and the professional fees and the increase of the deferred income tax recovery recorded in the same period.

The Company’s net loss of $308,815 for the three months ended March 31, 2014, has decreased compared to the three months ended in December 31, 2013 (by $52,402), primarily explained by a general reduction of the operating expenses and the reduction the deferred income tax recovery recorded compared to the previous quarter.

The Company’s net loss of $5,087,461 for the three months ended June 30, 2014, has increased compared to the three months ended in March 31, 2014 (by $4,778,646), primarily explained by the write-down of some exploration and evaluation assets of $7,630,457 on the Duquesne project which was partially offset by the reduction of the associated deferred income tax of -$2,834,000.

The Company’s net loss of $35,068,224 for the three months ended September 30, 2014, has increased compared to the three months ended in June 30, 2014 (by $29,980,763), primarily explained by the additional write-down of some exploration and evaluation assets of $27,447,938 compared to the previous quarter and the write-down of all future tax benefits and charges recorded and related to the Beattie, Donchester, Dumico Central Duparquet, Hunter and Cat Lake properties.

Liquidity and capital resources

At September 30, 2014, the Company had $1,010,455 in cash. The Company also has refundable tax credits and mining duties totalling $651,632. The Company does not have any cash inflow from operations due to the fact that it is an exploration stage company; therefore, financings and joint ventures / alliance partnerships have been the main source of funds in the past few years.

Short term investments, when applicable, are invested in highly liquid, low risk, interest bearing instruments, with maturities extending anywhere from three to thirteen months. The surplus funds are invested only with approved commercial banks.

At September 30, 2014, the Company had working capital of $1,546,741. It is the opinion of management that the working capital will be sufficient to support the Company’s general administrative and corporate operating requirements on an ongoing basis for the next twelve months and beyond, except for the cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2014 (see below).

The Company has signed mineral property option agreements and subsequent amendments in order to acquire the Beattie, Donchester and Dumico properties. As of September 30, 2014, the Company has incurred acquisition and exploration costs of $34,344,815 in these properties and owns 10% of the shares of the optionors. The other remaining terms of these amended agreements are as follows:

i.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2014; and

ii.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2015; and

iii.

cash payments of $6,000,000 to Beattie, $3,000,000 to 2699681, and $6,000,000 to 2588111 due on December 1, 2016; and

iv.

cash payments of $6,075,000 to Beattie, $3,037,500 to 2699681, and $6,075,000 to 2588111 before or on December 1, 2017.

These payments would have allowed the Company to earn the remaining 90% of the issued and outstanding shares of the optionors. There shall be no increase in the share ownership of the optionors by the Company unless all payment conditions specified above are satisfied. If the Company fails to make any of the above payments or to make new amendments to the Option Agreements, the original agreements and their current amendments will be automatically terminated.

As of November 29, 2014, the Company has not succeeded in making new amendments to the Option Agreements and does not have sufficient funds to make the cash payment of $10M due on December 1, 2014. Therefore, at September 30, 2014, the Company has recorded a writedown of $33.3M on the properties, leaving a net realization value of $1.0M for the Company’s 10% interest in the issued and outstanding shares of the optionors. Under IFRS, the write-down  could be reversed, if justified.

Given the volatility in equity markets, global uncertainty in economic conditions, cost pressures, and results of exploration activities, management constantly reviews expenditures and exploration programs and equity markets such that the Company has sufficient liquidity to support its growth strategy.

During the three months ended September 30, 2014, the Company’s significant expenditures included administrative costs of $305,352 (excluding non-cash expenses such as amortization and share-based payments) and exploration and evaluation expenditures of $138,712.

Liquidity outlook

The Company’s cash position is highly dependent on the ability to raise cash through financings and the expenditures on its exploration programs. Capital expenditures are not expected to have any material impact on liquidity.

Management believes that with its current cash balance of $1,010,455 and refundable tax credits and mining duties totalling $651,632, the Company will be dependent on external financings to fund its exploration programs beyond now and after. As results of exploration programs are determined, and other opportunities become available to the Company, management may complete an external financing as required.

The outlook is based on the Company’s current financial position, and is subject to change if opportunities become available based on current exploration program results and/or external opportunities.

At present, the Company’s operations do not generate cash inflows, and its financial success is dependent on management’s ability to discover economically viable mineral deposits. The mineral exploration and development process can take many years, and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s future exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and from optioning its resource properties. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for mineral exploration investment, the Company’s track record and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes that there will be risks involved which may be beyond its control.

Strategy and risk management

As of November 29, 2014, despite all its negotiation efforts over the last year, the Company has not succeeded in making new amendments to the Option Agreements and does not have sufficient funds to make the cash payment of $10M due on December 1, 2014. Clifton is of the opinion that it still had the right to access a loan of $22,500,000 million from Osisko on or before December 1st 2012, for the required payments to the vendors of the Duparquet Project.

On November 15, 2012, the Company had sent a formal letter to Osisko requesting the disbursement of the loan of $22,500,000 on December 1st, 2012. On June 3, 2014, the Company filed a legal action against Osisko to pursue all its recourses to ensure compliance with the loan undertaking. Since then, discussions have been taking place but no disbursement has been made.

Exploration stage company

The Company is engaged in the business of acquisition and exploration of mineral properties. All of the properties are without proven ore deposits, and there is no assurance that the Company’s exploration programs will result in same, nor can there be any assurance that such deposits can be commercially mined. As a consequence, the risks and uncertainties and forward looking information is subject to known and unknown risks and uncertainties, which are as follows, but not limited thereto:

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uncertainty in the Company’s ability to fund the option payments, the development of its mineral properties, or the completion of further exploration programs;

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uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s exploration and development activities will result in profitable mining operations;

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risks related to environmental regulation and liability;

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political and regulatory risks associated with mining and exploration;

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changes in the market price of metals and/or minerals, which in the past fluctuated widely, and which could affect the Company’s operations and financial condition and its ability to raise additional financing;

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assumptions related to the future prices of metals;

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risks related to Project cost overruns or unanticipated costs and expenses;

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mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with, or interruptions in production;

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the potential for delays in carrying out and completing exploration or development activities;

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uncertainty in the Company’s ability to obtain and maintain certain permits necessary to its current and anticipated operations;

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uncertainty relating to the Company’s ability to attract and retain qualified management to meet the needs of its anticipated growth, and risks relating to its ability to manage growth effectively;

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risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

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risks related to the Company’s history of financial losses, which may continue in the future;

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risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable properties for mineral exploration in the future;

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risks related to the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

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dependence on general economic, market or business conditions;

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uncertainty related to additional financing requirements and access to capital;

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changes in business strategies; and

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changes in laws and regulations.

If one or more of these risks or uncertainties materializes, or if assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Management Discussion and Analysis.

Related party transactions

The Company had the following transactions with related parties for the three months ended September 30.

	2014	2013
Directors fees	$32,500	$28,500
Consulting fees	-	33,539
Professional fees – legal	29,000	37,971
	$61,500	$100,010

The Company has entered into agreements with three officers for employment. If such agreements are terminated without cause, the Company will have to pay $135,000, $140,000 or $375,000, respectively, to three officers. If such agreements are terminated following a change in control the Company will have to pay $135,000, $140,000 or $628,000, respectively, to three officers.

Proposed transactions

At the present time, there are no proposed transactions that are required to be disclosed.

Additional disclosure for venture issuers without significant revenue

Additional disclosure concerning Clifton’s general and administrative expenses and exploration and evaluation assets is provided in the Company’s Consolidated Statement of Financial Position, the Consolidated Statements of Loss and Comprehensive Loss and Consolidated Statements of Changes in Equity contained in its Unaudited Condensed Interim Consolidated Financial Statements for the three months ended September 30, 2014, available on SEDAR – site page accessed through www.sedar.com.

Off-balance sheet arrangements

The Company had no off-balance sheet arrangements as at September 30, 2014, or as at the date hereof.

Outstanding share data

Clifton Star Resources Inc.’s authorized capital consists of unlimited common shares without par value. As at November 29, 2014, the following common shares and stock options were outstanding:

	# of shares	Exercise price	Expiry date
Issued and outstanding common shares at November 29, 2014	38,664,390
Stock options	200,000	$2.50	June 20, 2016
	435,000	$2.03	March 9, 2017
	1,075,000	$1.40	April 25, 2017
	450,000	$1.14	September 14, 2017
	725,000	$0.85	April 15, 2018
	400,000	$0.18	December 3, 2018
Fully diluted at November 29, 2014	41,949,390

Future accounting change

The following new standard has not been applied in these consolidated financial statements and may have an impact on the Company’s future financial statements:

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IFRS 9 Financial instruments

IFRS 9 Financial instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. This project has now been completed. However, as part of the Limited Amendments to IFRS 9 project, on 24 July 2013 the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalisation of the impairment and classification and measurement requirements. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company has not yet completed an assessment of the impact of adopting IFRS 9.

Financial instruments

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit risk

Credit Risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash and short-term investments with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank and sales tax receivable.

To reduce credit risk, the Company regularly reviews the collectability of its receivables, and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through its capital structure and by continuously monitoring actual and projected cash flows. The Company finances its exploration activities through flow-through shares (or other financing alternatives) and the utilization of its liquidity reserves.

The Board of Directors reviews the Company’s operating and capital budgets, as well as any material transactions outside of the ordinary course of business.

Contractual maturities of financial liabilities are one year or less.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(a)

Interest Rate Risk

The Company has no investment in short–term investments as at March 31, 2014. The Company does not have any interest bearing debt.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Contingency

On June 3, 2014, the Company filed legal proceedings against Osisko to claim damages sustained by the Company. The claim relates to a contract signed between the parties that includes a $22.5 Million loan facility that the Company formally requested from Osisko, in November 2012, in order to pay an option payment on the Duparquet Project. The credit facility was not made available by Osisko at that time, and discussions between the parties failed to resolve the dispute since then.

At this time, it is premature to evaluate the outcome of these legal proceedings.

On or about June 19, 2014, the Company was served with proceedings, as an impleaded party, in the course of an action on grounds of oppression instituted between some of the Optionors of the Duparquet project against other Optioners of the Duparquet project based on alleged improper transfers of mining titles that would have occurred over 20 years ago.

On August 15, 2014, the Plaintiffs in these original proceedings amended their action and included the Company as Co-Defendants instead of as an impleaded. As relates to the Company, Plaintiffs ask the Court to condemn the Company jointly and solidarily with the Co-Defendants to reimburse any and all amounts unjustly withdrawn or withheld from Beattie Gold Mines Ltd and /or Border Chemical Company Limited. The Company strongly believes that the amended proceedings against it have been instituted as a means of exercising pressure on the Co-Defendants and that there is no basis in fact or in law for this recourse against the Company.

However, these proceedings have complicated the Company’s quest for new financing as the Company has had to disclose to potential investors the risk to title even if it is, in the Company’s opinion, a theoretical risk.

This litigation between the Optionors has further complicated renegotiating the terms of the existing options agreements as the Optionors are in active litigation with one another and neither party wishes to in any way compromise its position in that litigation.

Subsequent event

On October 29, 2014, the Company filed proceedings asking the court to grant a safeguard order intended to delay the payments by twelve months regarding the Beattie, Donchester and Dumico properties (the “Duparquet project”) pending the outcome of the August 15, 2014, litigation outlined above. The Company’s safeguard motion was subsequently denied by the court as announced in a press release dated November 24, 2014.

Recent developments and outlook

The Company expects to obtain financing in the future, primarily through further equity financing, as well as through joint venturing and/or optioning out its properties to qualified mineral exploration companies. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interest in its resource properties.

Corporate governance

The Board of Directors of Clifton Star Resources Inc. is comprised of five directors, four of whom are considered to be independent.

Approval

The Board of Directors of Clifton Star Resources Inc. has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Additional information

Additional Information relating to Clifton Star Resources Inc. is on SEDAR at www.sedar.com or by contacting:

Clifton Star Resources Inc.

Suite 217 – 1040, Belvédère Avenue

Québec, QC, Canada

G1S 3G3

Tel : (418) 914-9922

www.cfo-star.com

email : jblackburn@cfo-star.com

Attention : Michel Bouchard, President and Chief Executive Officer

/s/ “Michel Bouchard”

/s/ “Louis Dufour”

Michel Bouchard, P Geo, MBA

Louis Dufour, CPA, CA

President and Chief Executive Officer

Chief Financial Officer